06008062

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

| SEC FILE NUMBER |
|---|
| 8-53081 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GGET, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Brookside Drive
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John N. Givissis (203) 413-7228
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John N. Givissis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GGET, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CHIEF FINANCIAL OFFICER

Title

Frederick A. Edwards, Jr.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GGET, LLC

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Members of
GGET, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GGET, LLC (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 27, 2006

# GGET, LLC
## Statement of Financial Condition
## December 31, 2005

| | |
|---|---|
| **Assets** | |
| Cash | $ 4,095 |
| Receivable from brokers and dealers | 2,948,038 |
| Securities owned, at market value | 610,409 |
| Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $182,364 | 70,634 |
| Prepaid expenses and other assets | 70,639 |
| | $ 3,703,815 |
| **Liabilities and Members' Equity** | |
| Liabilities | |
| Accrued expenses and accounts payable | $ 907,799 |
| | 907,799 |
| Commitments (Note 7) | |
| Members' equity | 2,796,016 |
| Total liabilities and members' equity | $ 3,703,815 |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Organization

GGET, LLC (the "Company") is a Delaware limited liability company wholly owned by the Company's senior management directly through two limited liability companies, G&G Partners LLC and MKG Holdings LLC. The Company was organized on November 8, 2000 and became a registered broker dealer on July 17, 2001.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced operations in January 2002, engaging in the brokering of listed and over-the-counter equity securities to institutional customers, and is designated as a Level 3 NASDAQ Market Maker. It earns income from commissions charged to customers.

The Company acts as an introducing broker and clears all of its transactions through its clearing broker-dealer on a "fully disclosed" basis. The Company does not carry customer accounts and does not receive or hold customer funds.

## 2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

The Company clears all of its securities transactions through a clearing broker on a "fully disclosed" basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The Company engages in certain soft dollar arrangements with clients whereby the Company provides research to its clients and, in return, the Company receives soft dollar commissions.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may not have yet occurred. However, based on experience, the Company believes the risk of loss is remote.

### 3. Receivable from Brokers and Dealers

Amounts receivable from brokers and dealers at December 31, 2005, consists of the following:

| | |
|---|---|
| Receivable from clearing firm | $ 2,666,493 |
| Commissions receivables | 281,545 |
| | $ 2,948,038 |

Receivable from clearing firm represents cash balances on deposit. Commissions receivables are balances due from the Company's clearing broker.

The Company is subject to credit risk should the clearing broker be unable to repay the balance. However, the Company does not anticipate non-performance by this counterparty.

### 4. Securities Owned

Securities owned are recorded at market value and reflect equity securities positions.

### 5. Allocations and Distributions

For the purpose of maintaining capital accounts, after giving effect to Special Allocations as defined in the Operating Agreement, profits and losses shall be allocated each fiscal year among the Members in accordance with their Membership Interest as defined in the Operating Agreement.

The Members may distribute any amounts to the Members in accordance with their Membership Interest to the extent permitted by applicable law, as the Members may in their sole discretion determine.

In the event of a liquidation of the Company, the assets of the Company shall be distributed to the Members in the following manner and order of priority:

(i) First, to creditors of the Company including Members who are creditors, to the extent permitted by law in satisfaction of debts, liabilities and obligations of the Company other than debts, liabilities and obligations for which reasonable provision has been made, and

(ii) Second, to the Members in accordance with their Membership Interests.

### 6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2005, the Company had net capital of approximately $2,195,201, which was approximately $1,945,201 in excess of its required net capital of $250,000. The company's ratio of aggregate indebtedness to net capital was 0.41 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as its clears its customer transactions through its clearing broker on a fully disclosed basis.

## 7. Commitments

The Company is obligated under lease commitments for office space which expire on November 30, 2005 and December 31, 2009. Future minimum rental commitments under these lease agreements are as follows:

| | |
|---|---|
| 2006 | $ 77,144 |
| 2007 | 75,334 |
| 2008 | 43,236 |
| 2009 | 44,533 |
| | $ 240,247 |

The Company occupies space in Connecticut owned by a Partner of one of the Company's Members under a month-to-month arrangement. The monthly rent is $14,000.